Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

September 16, 2020

VIA EDGAR

Ms. Megan Miller

Division of Investment Management, Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Miller:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management on August 21, 2020 in connection with the April 30, 2020 shareholder report filed by the Registrant on Form N-CSR (the “Shareholder Report”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on August 21, 2020, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Shareholder Reports.

Staff Comments:

1.	Staff Comment: Registrant’s response to Item C.8.c of the Form N-CEN dated April 30, 2020, indicates that for the Grandeur Peak Global Opportunities Fund (the “Global Opportunities Fund”), fees waived are not subject to recoupment, while the response to Item C.8.d indicates that expenses previously waived were recouped during the period. Please clarify supplementally or amend the filing accordingly.

Registrant’s Response: Comment complied with. An amended Form N-CEN with the response “No” to Item C.8.d was filed on September 10, 2020.

2.	Staff Comment: In future reports, the management discussion of fund performance included in the Highland Resolute Fund’s shareholder reports should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including additional detail investment strategies and techniques used by the investment adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

September 16, 2020

Registrant’s Response: Based on information from the investment adviser of the Highland Resolute Fund, Registrant confirms that the management discussion of fund performance included in the Highland Resolute Fund’s shareholder reports will be enhanced moving forward.

3.	Staff Comment: Certain Funds’ Schedules of Investments contained in the Shareholder Report categorizes investments by country but does not include indications of industry concentration when it appears such concentration may be present in the portfolio. Please see FASB ASC 825-10-50, Paragraph 7.28 of the AICPA Audit and Accounting Guide and AICPA Expert Panel Meeting Minutes dated January 21, 2020.

Registrant’s Response: Pursuant to FASB ASC 825-10-50 regarding concentration of credit risk, and Paragraph 7.28 of the guide that refers to FASB ASC 825-10-50, a table reflecting Industry Concentration and Sector Concentration will be included in the Schedule of Investments for Funds that categorize investments reflected in the Schedule of Investments by geographical region.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP